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9800 Fredericksburg Road
San Antonio, Texas 78288

November 24, 2015
VIA EDGAR

Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Responses to Comments with Respect to the Financial Statements for the USAA Global Managed Volatility Fund, the USAA Emerging Markets Fund, and the USAA Growth Fund,
each a series of the USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Long:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on October 28, 2015, concerning a review of the audited financial statements of the USAA Global Managed Volatility Fund, the USAA Emerging Markets Fund, and the USAA Growth Fund, and the USAA Mutual Funds Trust’s (Trust) responses thereto. The Staff’s comments are set forth in italics and are followed by the Trust’s responses.

1. Comment:  The expense example on page 2 of the prospectus for the USAA Global Managed Volatility Fund, dated May 1, 2015, appears to exclude “acquired fund fees and expenses” during the first year.  If so, please revise to reflect the “acquired fund fees and expenses” as these are excluded from the expense cap described in the footnote to the table on page 1.

Response: The Trust will file a supplement to reflect the change.

2. Comment:  If a series of the Trust (Fund) holds securities of a certain category (e.g. common stock) that fall into more than one Level in the Valuation Hierarchy, please break out further to indicate amounts in each Level by industry.  See, for example, the financial statements in the Annual Report to Shareholders for the USAA Emerging Markets Fund for the period ended May 31, 2015.

Response: The Trust will evaluate on a prospective basis if there is a geographic or industry concentration that would enhance this disclosure.

3. Comment: The Annual Report to Shareholders for the USAA Growth Fund for the period ended July 31, 2015 indicated that the Fund had 37% of its assets invested in the information

Mr. Jeff Long
November 24, 2015
Page - 2

technology sector (see the chart on page 9).  Consider adding risk disclosure to the Fund’s prospectus regarding the risks of investing in the information technology sector.

Response: The Trust will incorporate the suggested disclosure in the Fund’s prospectus.

4. Comment: The Statement of Assets and Liabilities on page 18 of the Annual Report to Shareholders for the USAA Global Managed Volatility Fund for the period ended December 31, 2014 does not reflect an expense cap on the Institutional share class, as described in the Fund’s prospectus.  Please explain why the cap is not reflected in the financial statements.

Response: The expense cap on the Institutional share class of the USAA Global Managed Volatility Fund was implemented on November 24, 2014.  As the cap was in place for only a short period during the Fund’s most recent fiscal year end, and the amount of expenses that exceeded the cap did not round to one thousand, the amount waived was not significant enough to have a line item in the Statement of Assets and Liabilities for the Fund.

If you have any further comments on this matter, or any questions, please contact me at (210) 498-4628.

Sincerely,

/s/ James G. Whetzel

James G. Whetzel
Secretary
USAA Mutual Funds Trust